UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025 (Report No. 7)

Commission File Number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On October 29, 2025, NLS Pharmaceutics Ltd. issued a press release titled: “NLS Pharmaceutics and Kadimastem Highlight Continued BIRD Foundation Support for ITOL-102 Diabetes Program Following Merger.” A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NLS Pharmaceutics and Kadimastem Highlight Continued BIRD Foundation Support for ITOL-102 Diabetes Program Following Merger”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: October 29, 2025	By:	/s/ Alexander C. Zwyer
		Name:	Alexander C. Zwyer
		Title:	Chief Executive Officer

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